UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

FANHUA INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Sea Synergy Limited

c/o Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Sea Synergy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,359,570 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
200,359,570 ordinary shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,359,570 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.65%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,074,291,784 ordinary shares outstanding as of November 30, 2022 according to the Issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Yinan Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
210,400,770[1] ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
210,400,770[1]
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
210,400,770 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.59%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Includes (i) 10,041,200 ordinary shares in the form of American Depositary Shares directly held by Mr. Hu, and (ii) 200,359,570 ordinary shares directly held by Sea Synergy Limited.

2	Based on 1,074,291,784 ordinary shares outstanding as of November 30, 2022 according to the Issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 4 of 6

Introductory Note

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on December 27, 2021 (the “Original Filing”).

Unless otherwise stated herein, the Original Filing remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Filing.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D/A relates to the ordinary share, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares) of Fanhua Inc. (the “Issuer”). The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “FANH.” The Issuer’s principal executive office is located at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, Yinan Hu has withdrawn a preliminary non-binding proposal, dated December 16, 2021, to acquire all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), other than Ordinary Shares held by the Reporting Persons and held by a potential consortium (the “Proposal”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, Yinan Hu has withdrawn the Proposal. The information set forth in Items 4 and 5 below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On December 19, 2022, Yinan Hu submitted a letter (“Proposal Withdrawal Letter”) to the Board of Directors of the Issuer which notified the Issuer that he had determined to withdraw the Proposal. The withdrawal of the Proposal was effective as of December 19, 2022. A copy of the Proposal Withdrawal Letter has been filed as Exhibit 99.2 to this Amendment No. 1.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Sea Synergy (3)	200,359,570	18.65%	200,359,570	0	200,359,570	0
Yinan Hu(4)	210,400,770	19.59%	210,400,770	0	210,400,770	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 5 of 6

(2)	Percentage of beneficial ownership of each listed person is based on 1,074,291,784 Ordinary Shares outstanding as of November 30, 2022.

(3)	Represents 200,359,570 Ordinary Shares directly held by Sea Synergy.

(4)	Consisting of (i) 10,041,200 Ordinary Shares in the form of ADSs directly held by Mr. Hu, and (ii) 200,359,570 Ordinary Shares directly held by Sea Synergy. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy.

Except as expressly otherwise set forth in this statement, the Reporting Persons disclaim beneficial ownership of any Ordinary Shares beneficially owned by any other Reporting Person or any other person except to the extent they have pecuniary interests therein.

(c)	During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of Sea Synergy has effected any other transactions in the Ordinary Shares.

(d)	To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated December 17, 2021, by and among the Reporting Persons
Exhibit 99.2:	List of directors and executive officers of (i) Sea Synergy (filed herewith)
Exhibit 99.3:	Proposal Withdrawal Letter to Issuer dated December 19, 2022

CUSIP No. G2352K 108	SCHEDULE 13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2022

SEA SYNERGY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

YINAN HU

/s/ Yinan Hu

[Signature Page to Schedule 13D Amendment]